PERCEPTION CAPITAL CORP. II

315 Lake Street East, Suite 301

Wayzata, MN 55391

May 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Nudrat Salik
Al Pavot

	Re:	Perception Capital Corp. II Form 10-K for the Year Ended December 31, 2022 File No. 001-40976

Dear Ms. Salik and Mr. Pavot:

On behalf of Perception Capital Corp. II, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated April 27, 2023 with respect to the above-referenced Form 10-K for the year ended December 31, 2022, filed on March 27, 2023 (the “Form 10-K”). In connection with the submission of this letter, the Company is concurrently filing via EDGAR Amendment No. 1 to the Form 10-K (the “Form 10-K/A”). For the Staff’s convenience, we have reproduced the text of the Staff’s comment below, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2022

Exhibits 31.1 and 31.2, page E-31

1.

The certifications filed as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please amend your filing to include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. Refer to Question 246.13 of the Regulation S-K C&DIs..

Response: The Company has filed certifications exactly as set forth in Item 601(b)(31) of Regulation S-K as Exhibits 31.1 and 31.2 to the Form 10-K/A.

Perception Capital Corp. II

May 9, 2023

Please do not hesitate to contact Michael Mies at (650) 470-3130 or Gregg Noel at (650) 470-4540 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

PERCEPTION CAPITAL CORP. II

By:	/s/ Rick Gaenzle
Name:	Rick Gaenzle
Title:	Chief Executive Officer

cc:	Michael Mies, Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP